NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

July 7, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Netcapital Inc.
Registration Statement on Form S-1 (File No. 333-262688)

Ladies and Gentlemen:

Please be advised that Netcapital Inc. (the “Company”) hereby withdraws its request for acceleration of the effective date of the registration statement at 5:00 p.m., Eastern Daylight Time, on Thursday, July 7, 2022.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible if you have any questions or require anything further.

Thank you,

NETCAPITAL INC.

By: /s/ Cecilia Lenk

Name: Cecilia Lenk

Title: Chief Executive Officer